SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
9/27/16


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
4,190,476

8. SHARED VOTING POWER
866,432

9. SOLE DISPOSITIVE POWER
4,190,476
_______________________________________________________

10. SHARED DISPOSITIVE POWER
866,432


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
5,056,908 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

18.41%

14. TYPE OF REPORTING PERSON

IA

___________________________________________________________
1. NAME OF REPORTING PERSON
Bulldog Investors Group of Funds


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[x]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
4,190,476

8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER
4,190,476
_______________________________________________________

10. SHARED DISPOSITIVE POWER
0



11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
4,190,476 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

15.26%

14. TYPE OF REPORTING PERSON

IC

1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[x]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
4,190,476

8. SHARED VOTING POWER
866,432

9. SOLE DISPOSITIVE POWER
4,190,476
_______________________________________________________

10. SHARED DISPOSITIVE POWER
866,432


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
5,056,908 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

18.41%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
4,190,476

8. SHARED VOTING POWER
866,432

9. SOLE DISPOSITIVE POWER
4,190,476
_______________________________________________________

10. SHARED DISPOSITIVE POWER
866,432


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
5,056,908 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

18.41%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
4,190,476

8. SHARED VOTING POWER
866,432

9. SOLE DISPOSITIVE POWER
4,190,476
_______________________________________________________

10. SHARED DISPOSITIVE POWER
866,432


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
5,056,908 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

18.41%


14. TYPE OF REPORTING PERSON

IN
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #11 to the schedule 13d filed February 19, 2016. Except as specifically set forth herein, the Schedule 13d remains unmodified.

ITEM 4. PURPOSE OF TRANSACTION
See exhibit A - Standstill Agreement

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the N-CSRS filed on August 5, 2016, there were 27,466,109 shares of common stock outstanding as of May 31, 2016. The percentages set forth herein were derived using such number. Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors, LLC, a registered investment advisor.
As of September 27, 2016, Bulldog Investors, LLC is deemed to be the beneficial owner of 5,056,908 shares of DCA (representing 18.41% of DCA's outstanding shares) solely by virtue of Bulldog Investors LLC's power to direct the vote of,and dispose of, these shares. These 5,056,908 shares of DCA include 4,190,476 shares (representing 15.26% of DCA's outstanding shares) that are beneficially owned by Mr. Goldstein and the following entities over which Messrs. Goldstein, Dakos and Samuels exercise investment authority: Opportunity Partners LP, Calapasas West Partners LP, Full Value Special Situations Fund, LP, Full Value Offshore Fund, Ltd., Opportunity Income Plus, Full Value Partners, LP,
Bulldog Investors General Partnership, Mercury Partners, LP, Steady Gain Partners, LP, and MCM Opportunity Partners, LP (collectively, "Bulldog Investors Group of Funds"). Mr. Goldstein and the Bulldog Investors Group of Funds may be deemed to constitute a group. All other shares included in the aforementioned 5,056,908 shares of DCA beneficially owned by Bulldog Investors LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 866,432 shares (representing 3.15% of DCA's outstanding shares).

(b)Bulldog Investors,LLC has sole power to dispose of and vote 4,190,476 shares. Bulldog Investors, LLC has shared power to dispose of and vote 866,432 shares. Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of DCA's shares) share this power with Bulldog Investors, LLC. Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog Investors, LLC.


c) Since the last filing on 9/9/16 the following shares of DCA were purchased:

Date:		        Shares:		Price:
09/09/16		36,369		4.5949
09/13/16		41,954		4.5399
09/14/16		32,453		4.5147




d) Clients of Bulldog Investors, LLC are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
See exhibit A - Standstill Agreement


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit A


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 9/28/16

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.

Exhibit A:

				    AGREEMENT

This Agreement (the "Agreement") is made and entered into effective as of the 27th day of September, 2016 by and among Virtus Investment Advisers, Inc. ("Virtus"), a Massachusetts corporation having a place of business at 100 Pearl Street, Hartford, CT 06103, and Bulldog Investors LLC, a New Jersey limited liability company having a place of business at Park 80 West, 250 Pehle Avenue, Suite 708, Saddle Brook, New Jersey, and its officers, directors, partners, employees and "affiliated persons" (as that term is defined in the Investment Company Act of 1940, as amended (the "1940 Act")) (collectively, "Bulldog" and with Virtus, each, a "Party," and collectively the "Parties"). Any pooled investment vehicles or accounts managed or controlled by Bulldog or its affiliated persons are referred to herein collectively as "Bulldog Funds."

    WHEREAS, Virtus is registered as an investment adviser with the Securities and Exchange Commission under the Investment Advisers Act of 1940, as amended, and acts pursuant to investment advisory contracts as the investment adviser to various registered closed-end management investment companies, including Virtus Total Return Fund (the "Fund"), a Delaware statutory trust registered under the 1940 Act; and

    WHEREAS, Bulldog and the Bulldog Funds are deemed to be the beneficial owner of common shares of the Fund by reason of their power to vote and direct the disposition of such shares held by various related entities; and

    WHEREAS, the Fund has entered into a non-disclosure agreement with Bulldog and Bulldog Funds dated September 14, 2016 regarding confidentiality and other obligations with respect to discussions regarding possible courses of action that the Fund could undertake; and

    WHEREAS, the Parties to this Agreement wish to resolve matters concerning the Fund and possible courses of action;

    NOW, THEREFORE, in consideration of the mutual promises and covenants contained in this Agreement, and for other good and valuable consideration, and without any admission of liability, or inadequacy of claims whatsoever, by any of the Parties, the Parties hereto agree as follows:

1.	Virtus Obligations. Virtus represents that the Fund has agreed, based in part upon the recommendation of Virtus and contingent upon Bulldog's mutual acceptance of the terms of the Agreement, that the Fund shall commence a self-tender offer on or about February 15, 2017, for up to 40% of the then outstanding common shares of the Fund at a price equal to 99% of the NAV of the Fund's common shares as determined as of the
	close 	of the regular trading session of the New York Stock Exchange
	on the date the tender offer expires ("Tender Offer"). The tender offer shall expire between March 15, 2017 and March 24, 2017; provided that the Tender Offer may be extended if required by law. The Tender Offer shall require odd lot tenders to be subject to the same proration terms as tenders of 100 shares or more.

2.	Bulldog and Bulldog Funds Obligations. Bulldog and Bulldog Funds each
	agree as follows"

	(a) With respect to matters to be presented at any shareholder meetings of the Fund, or at meetings of shareholders of other registered closed-end investment companies advised, sub-advised, distributed or sponsored by Virtus or any of its affiliates as of the date of this Agreement (each, a "Virtus Fund" and collectively, the "Virtus Funds"):

	(i) Bulldog and Bulldog Funds shall vote, or shall direct to be voted, all shares of each Virtus Fund over which Bulldog and Bulldog Funds have discretion or beneficial ownership in accordance with the applicable board of trustees/directors' (or similar body, a "board") recommendations;

	    aa. provided, that doing so would not violate the written proxy voting policy of any client advised by Bulldog; provided, further, that
	to the 	extent such proxy voting policy does not explicitly permit
	Bulldog to vote in accordance with the recommendations of that Virtus Fund's board but does not explicitly require that it vote against the proposal, Bulldog agrees to abstain from voting on such matter; Bulldog agrees that during the term of this Agreement, upon the reasonable request of Virtus, it will promptly inform Virtus of whether the proxy voting policy of any client advised by Bulldog requires it to vote in a manner other than in accordance with the recommendations of a Virtus Fund's board; and

            bb. further provided, that notwithstanding anything to the contrary set forth in Section 2(a)(i)(aa) above, Bulldog and Bulldog Funds shall vote, or shall direct to be voted, all shares of each Virtus Fund over which Bulldog and Bulldog Funds have discretion or beneficial ownership in accordance with the applicable board of trustees/directors' (or similar body, a "board") recommendations relating to:

	     (I). the election of trustees/directors to a Virtus Fund's Board;
	     (II). any proposal submitted by a shareholder of a Virtus Fund;and
	     (III). any merger/reorganization involving only Virtus Funds.

	cc. notwithstanding the foregoing, however, shares of the Virtus Funds held by Special Opportunities Fund, Inc., and any other closed end investment company managed by Bulldog Investors, may be voted in accordance with one of the methods prescribed in Section 12(d)(1)(E)(iii)(aa) of the Investment Company Act of 1940.

(ii) Bulldog and Bulldog Funds shall not solicit any proxies with respect to proposals submitted or to be submitted to a Virtus Fund's shareholders, provided, however, that nothing in this Agreement may be interpreted as prohibiting Bulldog and Bulldog Funds from encouraging other shareholders to vote as recommended by the board;

(iii) Bulldog and Bulldog Funds shall refrain from granting a proxy with respect to shares of a Virtus Fund other than to officers of, or other persons named as proxies by, such Virtus Fund;

(iv) Bulldog and Bulldog Funds shall refrain from executing any written consent with respect to a Virtus Fund's shares other than as may be solicited by such Virtus Fund or its board;

(v) Bulldog and Bulldog Funds shall refrain from seeking to exercise control or influence over the management or policies of a Virtus Fund;

(vi) Bulldog and Bulldog Funds shall refrain from, directly or indirectly, with respect to each Virtus Fund:

        aa. proposing, or making any filing with respect to, any proposals or matters seeking the vote or consent of shareholders, or any proposals or matters for the consideration of the board, including, but not limited to, any form of business combination, restructuring, recapitalization,
	dissolution or similar 	transaction involving the Virtus Fund, including,
	without limitation, a merger, 	tender or exchange offer, open-ending,
	share repurchase or liquidation of the 	Virtus Fund's assets;

	bb. seeking the removal of any member of the board; and

	cc. nominating any individuals for election to the board or otherwise
	seeking 	appointment to or representation on the board.

(vii) Bulldog and Bulldog Funds shall each act solely as a "Passive Investor," which shall require Bulldog and Bulldog Funds to conform with the following restrictions,with respect to each Virtus Fund:

	aa. Bulldog and Bulldog Funds shall refrain from joining, creating or collaborating with any group of unaffiliated third parties concerning the Virtus Fund, other than in accordance with the board's recommendations;

	bb. Bulldog and Bulldog Funds shall refrain from threatening, pursuing or bringing a lawsuit, regulatory action or other proceeding against the board, the Virtus Fund, Virtus, or any related party of any Virtus Fund, other than for alleged violations of this Agreement; and

	cc. Bulldog and Bulldog Funds shall refrain from providing any advice, aid or encouragement that is designed to do indirectly or to urge others, to do things that Bulldog and Bulldog Funds each has agreed not to do in the Agreement with respect to the Virtus Fund, including, but not limited to:

	    i. putting forward shareholder proposals or director/trustee nominations;

	    ii. voting against any matter recommended by the board; or

	    iii. threatening, pursuing or bringing a lawsuit, regulatory action or other proceeding against the board, the Virtus Fund, Virtus, or any related party.

(b) Bulldog and Bulldog Funds shall not purchase or obtain control over any additional securities issued by the Fund or The Zweig Fund, Inc. until 50 days after the expiration of the Tender Offer. Also, Bulldog and Bulldog Funds shall not purchase or obtain control over greater than 4.99% of securities issued by any Virtus Fund for the term of this Agreement as set forth in Section 15. Nothing in this Agreement shall prevent Bulldog and Bulldog Funds from purchasing shares of any Virtus Fund after such dates.

3. Responsibility for Representatives. Each Party shall take all measures practicable to prevent its present and future officers, directors, partners, employees, representatives and affiliated persons from engaging in conduct otherwise prohibited by this Agreement.

4. No Disparagement. For a period from the date hereof through the termination of this Agreement, each Party hereto shall refrain from directly or indirectly disparaging, impugning or taking any action reasonably likely to damage the reputation of any other Party, their affiliates, their representatives, or any of the members of a board. The foregoing shall not apply to any compelled testimony or production of information, either by legal process or subpoena or in connection with a response to a request for information from any governmental authority with jurisdiction over the Party from whom information is sought.

5. No Assignment. This Agreement shall be binding upon the Parties and, except as otherwise provided herein, upon their respective legal successors. No Party may assign this Agreement without the prior written consent of each other Party and any such attempted assignment shall be void.

6. Public Statements. The Parties acknowledge and agree that this Agreement will be filed as an exhibit to an amendment to the Schedule 13D, as amended, relating to the Fund filed by Bulldog and Bulldog Funds.

7. Third-Party Beneficiaries. The Parties agree that each Virtus Fund is an intended third-party beneficiary of this Agreement, and that each Virtus Fund is entitled to rely upon, and may enforce, the terms and provisions hereof as if it were a party hereto.

8. Applicable Law. The validity of this Agreement, the construction and enforcement of its terms, and the interpretations of the rights and duties of the Parties shall be governed by the laws of the State of New York, without regard to conflicts-of-law principles.

9. Jurisdiction. The Parties agree that the venue for any action brought under this Agreement shall be the United States District Court for the Southern District of New York or, if that court lacks subject matter jurisdiction, any state court sitting in the City and County of New York.

10. Damages; Injunctive Relief. Each Party shall be entitled to seek injunctive and other equitable relief to enforce this Agreement without proof of actual damages, in addition to any other remedies as may be available at law or in equity.

11. Modification. No modification, amendment, supplement to or waiver of this Agreement or of any of its provisions shall be binding upon the Parties hereto unless made in writing and duly signed by all Parties.

12. Invalidity. In the event that any one or more of the provisions of this Agreement shall for any reasons be held to be invalid, illegal or unenforceable, the remaining provisions of this Agreement shall be unimpaired, and the invalid, illegal or unenforceable provision or provisions shall be replaced by a mutually acceptable provision, which being valid, legal and enforceable, comes closest to the economic effect and intent of the Parties underlying the invalid, illegal or unenforceable provision or provisions.

13. No Waiver. A waiver or breach of any provision of this Agreement, or a default under this Agreement, shall not be deemed to be a waiver of any other provision of this Agreement or a subsequent breach or default of this Agreement. The failure or delay in enforcing compliance with any term or condition of this Agreement shall not constitute a waiver of such term or condition, unless compliance with such term or condition is expressly waived in writing.

14. Counterparts. This Agreement may be executed in one or more counterparts transmitted by facsimile or other electronic means, and each counterpart shall have the effect of an original.

15. Term and Termination. This Agreement shall remain in effect until the earliest of the following:

    (a) December 31, 2019: or

    (b) such other date as the Parties may agree in writing.

    Provided, however, that Bulldog's and Bulldog Funds' obligations under
    Section 2 of this Agreement shall terminate if: (i) Bulldog and Bulldog Funds tender, in response to the Tender Offer, all common shares of the Fund owned by Bulldog or Bulldog Funds; and (ii) 45 days after the expiration of the Tender Offer Bulldog and Bulldog Funds collectively own common shares of the Fund (or any successor fund) valued at more than $1 million.

Sections 5 through 13, and 16 and 17 shall survive any such termination.

16. Notices. Unless otherwise provided herein, all notices called for by this Agreement shall be given in writing, or by facsimile transmission. Until notice is given to the contrary in accordance with this Paragraph 16, all notices to the respective Parties shall be directed to:

If to Virtus:
Attention: William Renahan
Virtus Investment Advisers, Inc.
100 Pearl Street
9th Floor
Hartford, CT 06103
Telephone: (860) 263-4799
Facsimile: (860) 241-1024

If to Bulldog or Bulldog Funds:

Attention: Phillip Goldstein
Bulldog Investors, LLC
Park 80 West - Plaza Two
250 Pehle Ave., Suite 708
Saddle Brook, NJ  07663
Telephone:  (201) 881-7100
Facsimile:  (201) 556-0097

17. Entire Agreement. This Agreement, together with any written agreement entered into by the Parties on or after the date of this Agreement, shall constitute the entire Agreement among the Parties and shall supersede all previous agreements, promises, proposals, representations, understandings and negotiations, whether written or oral, among the Parties respecting the subject matter hereof.




[Signature Page Follows]



IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.




Virtus Investment Advisers, Inc.            Bulldog Investors LLC
By:  /s/ Mark S. Flynn                      By:  /s/ Phillip Goldstein
Name: 	Mark S. Flynn                       Name: Phillip Goldstein
Title:	Executive Vice President            Title: Member